Exhibit 99.1

Youxin Technology Ltd Completes Acquisition of Celnet

GUANGZHOU, CHINA, OCT 30, 2025 (GLOBE NEWSWIRE) — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that on October 29, 2025, the Company completed the previously announced acquisition (the “Acquisition”) of Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China. The Acquisition marks a major milestone in advancing Youxin Technology and Celnet’s strategic expansion and internationalization. Together, the two companies aim to deliver advanced AI-driven enterprise solutions leveraging existing large-model technologies.

Following the closing of the Acquisition, Youxin Technology now holds 51% of the equity interests in Celnet. The Acquisition is expected to contribute approximately $1.3 million in revenue in the first half of fiscal year 2026, which would lead to a 376% increase in the Company’s revenue compared to the same period in fiscal year 2025.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology Ltd, commented, “We are excited to complete the acquisition of Celnet, which represents an important step forward in our growth strategy. By integrating our cloud-based SaaS and PaaS platforms with Celnet’s strong CRM expertise and AI-powered solutions, we expect to create greater value for our clients through expanded capabilities and unlock stronger revenue growth. Together, we are well-positioned to strengthen AI-driven innovation and accelerate our entry into international markets, reinforcing our competitive strength and delivering enhanced value to our shareholders.”

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com